      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1998


                                                      REGISTRATION NO. 333-53167

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        PACIFICARE HEALTH SYSTEMS, INC.
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                              95-4591529
           (STATE OR OTHER JURISDICTION OF                         (I.R.S EMPLOYER IDENTIFICATION
            INCORPORATION OR ORGANIZATION)                                    NUMBER)

 3120 LAKE CENTER DRIVE, SANTA ANA, CALIFORNIA 92704                       (714) 825-5200
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)                     (TELEPHONE NUMBER)

                                 ALAN R. HOOPS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        PACIFICARE HEALTH SYSTEMS, INC.
                             3120 LAKE CENTER DRIVE
                          SANTA ANA, CALIFORNIA 92704
                                 (714) 825-5200
(NAME, ADDRESS AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENTS FOR SERVICE)

                                   COPIES TO:

              MICHAEL R. JACOBSON, ESQ.                                JAMES R. WALTHER, ESQ.
                  COOLEY GODWARD LLP                                    MAYER, BROWN & PLATT
                  5 PALO ALTO SQUARE                                   350 SOUTH GRAND AVENUE
                 3000 EL CAMINO REAL                                         25TH FLOOR
           PALO ALTO, CALIFORNIA 94306-2155                      LOS ANGELES, CALIFORNIA 90071-1503
                    (650) 843-5000                                         (213) 229-9500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this registration statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


=========================================================================================================================
                                   AMOUNT             PROPOSED MAXIMUM        PROPOSED MAXIMUM
TITLE OF SECURITIES                TO BE               OFFERING PRICE        AGGREGATE OFFERING          AMOUNT OF
TO BE REGISTERED                 REGISTERED             PER UNIT(1)               PRICE(1)            REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Senior Debt Securities...       $250,000,000                100%              $250,000,000(2)            $73,750(3)
-------------------------------------------------------------------------------------------------------------------------
Guarantees of
  Subsidiaries...........           N/A                     N/A                     N/A                    N/A(4)
=========================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2) If any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate initial offering price of $250 million.


(3) The registration fee for the $250,000,000 Senior Debt Securities was paid with the initial filing of this Registration Statement.



(4) No separate registration fee is payable pursuant to 457(n).



                             ADDITIONAL REGISTRANTS



    EXACT NAME OF REGISTRANT         STATE OR OTHER JURISDICTION             I.R.S. EMPLOYER
   AS SPECIFIED IN ITS CHARTER    OF INCORPORATION OR ORGANIZATION        IDENTIFICATION NUMBER
   ---------------------------    --------------------------------        ---------------------
   PacifiCare Operations, Inc.                Delaware                         33-0064895
  FHP International Corporation               Delaware                         33-0072502


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE



     The prospectus associated with this offering is presented in two parts: an initial portion (labeled "Prospectus Supplement") containing more detailed information about the Notes being offered hereby and a second portion (labeled "Prospectus") containing more general information about the Notes and PacifiCare. These two sections together constitute a single prospectus which contains all required information (except information that may be omitted pursuant to Rule 430A under the Securities Act of 1933, as amended).

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH
SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION: DATED JUNE 4, 1998
PROSPECTUS SUPPLEMENT
----------------------------------
(TO PROSPECTUS DATED JUNE   , 1998)

                                  $250,000,000

                                PACIFICARE LOGO
                              % SENIOR NOTES DUE 2008
                            ------------------------

    The     % Senior Notes due 2008 (the "Notes" ) are being offered by
PacifiCare Health Systems, Inc. (the "Company" or "PacifiCare") in an aggregate principal amount of $250,000,000. Interest on the Notes is payable semiannually
in arrears on              and              of each year, beginning on
           , 1998, at the rate of     % per annum. The Notes will be redeemable,
in whole or part, at the option of PacifiCare, at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at
the Treasury Rate (as defined herein) plus   basis points, plus in either case
accrued interest on the principal amount being redeemed to such redemption date. The Notes will not be entitled to the benefit of any mandatory redemption or sinking fund. The Notes will be unsecured obligations of the Company and will rank equally with all senior unsecured indebtedness of the Company and will be guaranteed by certain subsidiaries of the Company to the extent described herein.

    The Notes will be represented by a global security deposited with The Depository Trust Company, New York, New York (the "Depository"), and registered in the name of a nominee of the Depository. Interests in the global security will be shown on, and transfer thereof will be effected through, records maintained by the Depository and its participants. Except as described herein, Notes in certificated form will not be issued. See "Description of Notes -- Global Securities."

    Settlement for the Notes will be made in immediately available funds. So long as the Notes are represented by a global security registered in the name of the Depository or its nominee, the Notes will trade in the Depository's Same-Day Funds Settlement System, secondary market trading activity in the Notes will settle in immediately available funds and all payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                                  Underwriting
                                          Price to               Discounts and              Proceeds to
                                         Public(1)               Commissions(2)            Company(1)(3)
--------------------------------------------------------------------------------------------------------------
Per Note........................             $                         $                         $
--------------------------------------------------------------------------------------------------------------
Total...........................             $                         $                         $
==============================================================================================================

(1) Plus accrued interest, if any, from the date of issuance.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(3) Before deducting estimated expenses of $506,250 payable by the Company.
                            ------------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued and accepted by the Underwriters and certain other conditions. The several Underwriters reserve the right to withdraw, cancel or modify any such offer and to reject orders in whole or in part. It is expected that the Notes will be delivered in book-entry form only through the facilities
of the Depository on or about June   , 1998.

BANCAMERICA ROBERTSON STEPHENS                             CHASE SECURITIES INC.
                            ------------------------

CITICORP SECURITIES, INC.                           SBC WARBURG DILLON READ INC.

            The date of this Prospectus Supplement is June   , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING STABILIZING TRANSACTIONS AND THE PURCHASE OF NOTES TO COVER SHORT POSITIONS BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            ------------------------

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain "forward looking statements" to encourage companies to provide prospective information about themselves based on management estimates and beliefs. This Prospectus Supplement contains forward-looking statements that are based on the beliefs of, estimates and assumptions made by, and information currently available to the Company's management. Actual results may differ materially from those projected in the forward looking statements, which statements involve risks and uncertainties. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future trends. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others: (i) changes in the Company's membership; (ii) loss or inability to contract with health care providers; (iii) increased health care costs; (iv) reductions in premiums; (v) government audits; (vi) reimbursement to payors; (vii) potential disposition losses; and (viii) changes in state and federal legislation. Prospective investors are also directed to the other risks discussed herein and in other documents filed by the Company with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and the Company's Current Report on Form 8-K filed June 4, 1998.

                                  THE COMPANY

     PacifiCare(R) Health Systems, Inc. (the "Company" or "PacifiCare") is one of the nation's leading managed health care services companies, serving nearly
3.7 million health maintenance organization ("HMO") members in its commercial and government product lines as of March 31, 1998. The Company is also a leader in the management, development and marketing of diversified HMO products and related services. The Company operates HMOs in 10 states and Guam, and as of March 31, 1998, had a combined commercial HMO membership of nearly 2.7 million members and over one million members in its Secure Horizons(R) Medicare risk programs. The Company believes that its ability to offer a comprehensive range of products and services, combined with its long-term relationships with health care providers, will enable the Company to respond effectively to the changing needs of the health care marketplace.

                                  THE OFFERING

ISSUER........................   PacifiCare Health Systems, Inc.

SECURITIES OFFERED............   $250,000,000 aggregate principal amount of
                                      % Senior Notes due 2008.

MATURITY......................                       , 2008.

INTEREST PAYMENT DATES........                       and                     of
                                 each year, commencing on                     ,
                                 1998.

OPTIONAL REDEMPTION...........   The Notes will be redeemable, in whole or part,
                                 at the option of PacifiCare, at any time, at a redemption price equal to the greater of (i)
                                 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments thereon discounted to such redemption date on a semiannual basis at the Treasury Rate plus basis points, plus in either case
                                 accrued interest on the principal amount being redeemed to such redemption date. See
                                 "Description of Notes -- Optional Redemption."

RANKING.......................   The Notes will be unsecured obligations of the
                                 Company and will rank equally with all other senior unsecured indebtedness of the Company.

USE OF PROCEEDS...............   To prepay a portion of the amount outstanding
                                 under its Credit Facility. See "Use of
                                 Proceeds."

                                    BUSINESS

     The Company is one of the nation's leading managed health care services companies, serving nearly 3.7 million HMO members in its commercial and government product lines as of March 31, 1998. Members join the Company's commercial plans primarily through employer groups while members of the Company's government programs are individual Medicare and Medicaid beneficiaries. The Company is also a leader in the management, development and marketing of diversified HMO products and related services.

     On February 14, 1997, the Company consummated the acquisition of FHP International Corporation ("FHP") for a total purchase price, including transaction costs, of approximately $2.2 billion (the "FHP Acquisition"). The Company's commercial and government membership increased substantially as a result of the FHP Acquisition. The FHP Acquisition has been accounted for as a purchase and the Company's consolidated results of operations include the results of FHP only from the date of the FHP Acquisition. Also during 1997, the Company consummated the sale of its Florida, Illinois and New Mexico subsidiaries and announced a proposed exit strategy for its Utah subsidiary, including its potential sale.

BUSINESS STRATEGY

     The current business strategy of the Company has a strong operational focus. During 1998, the Company intends to:

     - improve commercial gross margins through premium increases and improved health care cost management through capitated arrangements with strong provider organizations which align the interest of providers with that of the Company and its members;

     - focus on management tools, including medical and pharmacy management and effective medical information reporting;

     - exit geographic markets and product lines which do not fit within the Company's profitability objectives;

     - improve administrative and marketing efficiencies in order to reduce the percentage of revenue spent on marketing, general and administrative expenses; and

     - increase the quality and service of its basic HMO products measured through expanded National Committee for Quality Assurance accreditation in 1998.

     In addition, the Company continues to evaluate opportunities in new and existing geographic markets that may be available through acquisitions and the development of new products.

OPERATIONS, PRODUCTS AND SERVICES

  HMO Operations

     The Company operates HMOs in 10 states and Guam and the Company's membership at March 31, 1998 by state and program was as follows:

                                                                  GOVERNMENT
                                                                  (MEDICARE &
                                                     COMMERCIAL    MEDICAID)      TOTAL
                                                     ----------   -----------   ---------
Arizona............................................    111,100        88,700      199,800
California.........................................  1,578,000       605,900    2,183,900
Colorado...........................................    293,800        53,400      347,200
Guam...............................................     42,600            --       42,600
Nevada.............................................     44,200        24,400       68,600
Ohio...............................................     48,700        14,000       62,700
Oklahoma...........................................    101,500        26,500      128,000
Oregon.............................................    114,100        38,200      152,300
Texas..............................................    138,600        68,500      207,100
Utah...............................................    120,300        23,100      143,400
Washington.........................................     95,300        57,600      152,900
                                                     ---------     ---------    ---------
          Total membership.........................  2,688,200     1,000,300    3,688,500
                                                     =========     =========    =========

  Commercial Programs

     The Company's commercial membership has grown from approximately 0.7 million members at December 31, 1992 to approximately 2.7 million members at March 31, 1998. The Company offers a comprehensive range of products, including HMOs, Preferred Provider Organization ("PPO") and Point of Service ("POS") plans. PPOs are a defined network of providers which provide discounted fee-for-service health care. POS plans combine the features of an HMO (a defined provider network providing care to members with reduced deductibles and co-payments) with the features of a traditional indemnity insurance product (the option to use any physician, with higher deductibles and co-payments).

     For the commercial employer market, the Company offers a range of benefit plan designs that vary in the amount of member co-payments. The Company believes that nominal co-payments are useful in helping contain the costs of health care without providing a barrier to members seeking needed health care services. The Company offers a variety of specialty managed health care products either as supplements to its commercial programs or as stand-alone products. These products include pharmacy benefit management, life and health insurance, behavioral health services and dental and vision services. These optional services are generally provided through subcontracting or referral relationships with other health care providers. The Company is not dependent on any one employer group or group of employers to sustain its commercial product revenue stream.

  Secure Horizons Programs

     The Company offers health care services to Medicare beneficiaries through its Secure Horizons programs. The Secure Horizons programs represent the largest Medicare risk programs offered by a single company in the United States (as measured by membership). Secure Horizons membership has grown from approximately
0.2 million members at December 31, 1992 to over 1.0 million members at March 31, 1998.

     The Company has been offering Secure Horizons programs since 1985 pursuant to annual risk contracts with the Health Care Financing Administration ("HCFA"). HCFA requires that an HMO be federally qualified or meet similar requirements as a competitive medical plan to be eligible for

Medicare risk contracts. These Medicare risk contracts entitle the Company to a fixed per-member premium, which is currently based upon the average cost of providing traditional fee-for-service Medicare benefits to the Medicare population in each county. The risk contracts are subject to periodic unilateral revisions by HCFA based upon updated demographic information relating to the Medicare population and the cost of providing health care in a particular geographic area. HCFA has the right to audit HMOs operating under Medicare risk contracts to determine the quality of care being rendered and the degree of compliance with HCFA's contracts and regulations. HCFA may unilaterally terminate the Company's Medicare risk contracts if the Company fails to continue to meet compliance and eligibility standards.

     Because the average use of health care services by Medicare beneficiaries greatly exceeds the use of services by those who are under the age of 65, the Company's Medicare risk plans generate substantially larger per member revenue than the Company's commercial plans. Premium revenue for each Secure Horizons member is usually more than three times that of a commercial member, reflecting, in part, the higher medical and administrative cost of serving a Medicare member. As a result, although membership in the Secure Horizons programs represented only approximately 27 percent of the Company's membership at March 31, 1998, such membership accounted for approximately 59 percent of the consolidated premium revenue for the three months ended March 31, 1998 and an even larger percentage of the Company's operating profit.

     On August 5, 1997, President Clinton signed into law the Balanced Budget Act of 1997 (the "1997 Budget Act"), which enacted numerous revisions to the Medicare program. The 1997 Budget Act revised the formula by which Medicare risk premiums are calculated, which could result in lower average Medicare premiums being paid to the Company. The Company believes that any reduction in premiums may be offset by other features of this new legislation which encourages the use of managed care plans by Medicare beneficiaries. Each Secure Horizons member enrolls individually and may disenroll by providing 30 days' notice. The Company believes that its Secure Horizons programs have one of the lowest disenrollment rates among Medicare risk plans.

     The Company believes that the Medicare market continues to offer significant growth opportunities since only approximately 15 percent of the country's Medicare beneficiaries are enrolled in Medicare risk HMO programs such as those offered by the Company. The 1997 Budget Act repeals the requirement that at least half of a Medicare health plan's enrollment be drawn from commercial contracts (the "50/50 Rule") beginning January 1, 1999, and gives the Department of Health and Human Services broad authority to waive the 50/50 Rule for certain plans beginning January 1, 1998. The Company believes that the repeal of the 50/50 Rule will allow it to develop Medicare risk programs in markets where it does not have operations through expansion of its Secure Horizons programs and affiliations between Secure Horizons USA, Inc. ("SHUSA"), its Medicare risk management subsidiary, and health plans or providers in such markets (see "Specialty Managed Care Products and Services-Medicare Risk Management").

     The 1997 Budget Act replaces the risk contract program with a new "Medicare+choice" program, which is intended to increase Medicare enrollment in private health plans and will permit, beginning in 1999, provider sponsored organizations (networks of doctors, hospitals and other providers -- "PSOs") to contract directly with HCFA for Medicare risk contracts. PSOs, if successful, will increase the Company's competition for new Medicare enrollees. The loss of Medicare contracts or termination or modification of the HCFA risk-based Medicare program could have a material adverse effect on the profitability, operations and business prospects of the Company.

     In response to the needs of employers to provide cost-effective health care coverage to their retired employees who may or may not currently be entitled to Medicare, the Company developed its Secure Horizons retiree product. This product takes advantage of the Company's expertise in providing health care to seniors. The provider networks are similar to those offered to the Company's Secure Horizons enrollees and the premium is based on the revenue requirements needed to provide services to Secure Horizons enrollees. Moreover, the retiree product provides the Company with access to individuals who, once familiar with the Company's services and delivery system, may enroll in Secure Horizons programs when they become entitled to Medicare benefits.

  Specialty Managed Care Products and Services

     In addition to its HMO operations, the Company provides a range of specialty managed care products and services to HMOs, insurers, employers, governmental entities, providers and PPOs, including the following:

     Medicare Risk Management. The Company formed SHUSA in March 1993 to take advantage of the Company's expertise in the Medicare risk area. SHUSA licenses the Secure Horizons name and provides management services, including, among other things, marketing, provider contracting and administrative services, to HMOs and health care delivery systems that want to engage in Medicare risk contracting. SHUSA has entered into agreements in New Mexico with Presbyterian Healthcare Services, in New England with Tufts Associated Health Maintenance Organization, Inc. and in 1999, contingent upon HCFA approval, in Hawaii with Queens Health Plans. SHUSA is currently engaged in discussions with a number of health plans and delivery systems regarding future business development opportunities in the Medicare risk market.

     The Company anticipates that with the repeal of the 50/50 Rule and the drive to enroll Medicare beneficiaries in HMOs, SHUSA may enter into licensing arrangements in a variety of geographic areas thereby expanding the Company's presence in new markets. While the Company currently expects the opportunities created by the repeal of the 50/50 Rule to outweigh the potential adverse effects of increased competition, HCFA has not adopted final regulations in connection with this legislation and it is too early to predict the ultimate effect, if any, this legislation will have on the Company.

     Pharmacy Benefit Management. Prescription Solutions(R) was established in May 1993 to offer pharmacy benefit management services. Clients of Prescription Solutions, one of the industry's largest pharmacy benefit management companies, have access to a pharmacy provider network that features independent and chain pharmacies, as well as a variety of cost and quality management capabilities. Prescription Solutions also provides its clients with an array of fully integrated services, including mail order distribution, an extensive network of retail pharmacies, claims processing and sophisticated drug utilization reporting.

     Life and Health Insurance. PacifiCare Life and Health Insurance Company ("PLHIC") and PacifiCare Life Assurance Company ("PLAC"), the Company's life and health insurance subsidiaries, offer employer groups managed health care insurance products which have been integrated with the Company's existing HMO products to form multi-option health benefits programs. Together, PLHIC and PLAC are licensed to operate in 38 states, the District of Columbia and Guam, including the states in which the Company's HMOs operate.

     Behavioral Health Services. PacifiCare Behavioral Health of California, Inc. is a licensed specialized health care service plan which provides behavioral health care services, including chemical dependency benefit programs, in California directly to corporate customers and indirectly through the Company's California HMO to its commercial members. Outside of California, PacifiCare Behavioral Health, Inc. contracts with various HMOs, insurers and employers to manage their respective mental health and chemical dependency benefit programs.

     Dental and Vision Services. California Dental Health Plan d/b/a PacifiCare Dental and Vision ("PDV") is a licensed specialized health care service plan which provides prepaid dental and optometry benefits for individuals, including members of PacifiCare's California commercial and Secure Horizons programs and employer groups. PDV continues to market independently of the Company's California HMO and to provide dental and vision benefits to its members. Recently, PacifiCare Dental of Colorado, Inc. received approval to offer stand-alone dental care plans to people in selected areas of Colorado. The stand-alone dental care plan works like an HMO and will allow employers to offer the dental plan to members of any medical carrier.

HEALTH CARE PROVIDER RELATIONSHIPS AND HEALTH CARE COSTS

     The profitability of the Company and the success of its business strategy is dependent on its ability to attract and retain a network of qualified health care providers in each geographic area it serves. The Company's contracts with physician groups and other health care providers typically have one year terms; however, the Company has entered into multiple year contracts with certain physician groups to ensure the quality and stability of its provider network.

     The Company generally contracts with providers on a capitated basis (fixed fee per member per month) with, in some cases, contractual risk sharing arrangements that shift some of the risks of higher than expected health care costs to the provider groups. Increased competition among health care providers has resulted in the consolidation of such providers, resulting in larger provider groups being created and fewer groups with which the Company can contract. The consolidation among provider groups increased competition with other HMOs and the inability of provider groups to effectively manage capitated programs have made contracting on a cost-effective basis more difficult. If provider groups face financial problems or become insolvent, the Company may incur: (i) a loss of membership, if existing provider relationships are disrupted; (ii) additional expenditures to enter into more expensive or non-capitated provider contracts in order to provide alternative health care services to its members in the areas covered by such providers; (iii) loss of its ability to obtain contractual reimbursement from providers; and (iv) potential claims from third parties. An inability to contract with new or existing providers, at reasonable cost, the inability of providers to provide adequate care, or insolvency of providers could adversely affect the profitability, operations and business prospects of the Company.

     FPA Medical Management, Inc. ("FPA"), is a publicly-traded medical care provider which provides services to approximately 206,000 of the Company's members, primarily in Arizona, California, Nevada and Texas. FPA has been the subject of press reports regarding its financial problems and recently announced that it had received a waiver of certain defaults on its bank credit agreements through June 11, 1998 and that it expected cash on hand and cash flows to be sufficient to meet its operating capital needs only through June 1998. The Company is in active negotiations with FPA with respect to potential renegotiation of provider contracts and other matters. The Company does not expect that these actions or FPA's reported financial problems will materially and adversely affect the Company's results of operations, cash flows, or consolidated financial position. However, if FPA were to become insolvent, the Company would likely be required to record a charge in the quarter of insolvency and such charge might be material to the results of that quarter.

     The Company's profitability is also dependent in part on its ability to maintain effective control over health care costs while providing members with quality care. Factors such as legislative or regulatory mandates or changes, the level of utilization of health care services by members, new technologies, hospital costs, epidemics and numerous other external influences may affect the Company's health care costs.

RECENT DEVELOPMENTS

     On May 22, 1998, the Company announced that it would redeem its Series A Cumulative Convertible Preferred Stock ("Preferred Stock") on June 23, 1998, at $25.75 per share plus accrued and unpaid dividends (approximately $0.02 per share), for a total redemption price of approximately $25.77 per share (the "Redemption Price"). Each share of Preferred Stock is convertible into
0.37419548 shares of the Company's Class B Common Stock through June 22, 1998. The market value of the Class B Common Stock to be received upon conversion will exceed the Redemption Price if the market value of Class B Common Stock exceeds $68.87 per share. The Company has 10,517,044 outstanding shares of Preferred Stock.

                                USE OF PROCEEDS

     The net proceeds to be received by PacifiCare from the sale of the Notes offered hereby, after deducting estimated underwriting discounts and commissions and expenses of the offering payable by PacifiCare, will be approximately
$          . All of the net proceeds will be used to prepay a portion of the amount outstanding under the Company's Credit Facility. Application of the net proceeds to the Credit Facility will result in a corresponding reduction in the aggregate commitments available thereunder.

     Bank of America, NT&SA, The Chase Manhattan Bank and Citicorp USA, Inc., which are affiliates of BancAmerica Robertson Stephens, Chase Securities Inc. and Citicorp Securities, Inc., respectively, (and, in the case of The Chase Manhattan Bank, of the Trustee), are lenders under the Credit Facility and will, in the aggregate, receive approximately 17 percent of the net proceeds used to prepay the Credit Facility.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of March 31, 1998 (i) on an actual basis and (ii) as adjusted to give effect to the sale by the Company of the Notes being offered, less estimated underwriting discounts and commissions and offering expenses totaling $2.0 million, and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                                   MARCH 31, 1998
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Debt:
  Current maturities of long-term debt......................  $      152   $      152
                                                              ==========   ==========
  Long-term debt, excluding current maturities..............  $1,041,195   $  793,195
       % Senior Notes due 2008..............................          --      250,000
Shareholders' equity........................................   2,083,695    2,083,695
                                                              ----------   ----------
  Total capitalization......................................  $3,124,890   $3,126,890
                                                              ==========   ==========

                     SELECTED HISTORICAL AND OPERATING DATA
     The following data for the year ended December 31, 1997, the three-month period ended December 31, 1996, and each of the four fiscal years in the period ended September 30, 1996 are derived from the audited consolidated financial statements of PacifiCare. The following selected historical financial and operating data for the three-month period ended March 31, 1998 and 1997 and the twelve-month period ended December 31, 1996 are derived from the unaudited consolidated financial statements of PacifiCare. The unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) which PacifiCare considers necessary for a fair presentation of its financial position and results of operations for these periods. The following selected financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," found in the consolidated financial statements and related notes and other financial information contained in PacifiCare's Form 10-K for the year ended December 31, 1997, Form 10-Q for the quarter ended March 31, 1998 and Current Report on Form 8-K filed on June 4, 1998, which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference" and "Available Information."

                                                                                                (TRANSITION
                                                                                                  PERIOD)
                                             THREE MONTHS                           TWELVE         THREE
                                            ENDED MARCH 31,        YEAR ENDED    MONTHS ENDED   MONTHS ENDED
                                        -----------------------   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                           1998       1997(1)       1997(1)        1996(2)          1996
                                        ----------   ----------   ------------   ------------   ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Operating revenue.....................  $2,381,950   $1,843,603    $8,982,680     $4,807,856     $1,234,875
Expenses:
 Health care services.................   2,008,501    1,547,655     7,658,879      4,017,383      1,039,345
 Other operating expenses.............     300,949      224,833     1,125,299        605,546        154,996
 Impairment, disposition,                       --           --       154,507         75,840             --
   restructuring and other charges....
 Office of Personnel Management                 --           --            --         25,000             --
   charge.............................
                                        ----------   ----------    ----------     ----------     ----------
Operating income......................      72,500       71,115        43,995         84,087         40,534
Interest income, net..................       7,786        7,966        16,129         44,696         12,302
                                        ----------   ----------    ----------     ----------     ----------
Income before income taxes and              80,286       79,081        60,124        128,783         52,836
 cumulative effect of a change in
 accounting principle.................
Provision for income taxes............      38,940       35,587        81,825         53,052         21,079
                                        ----------   ----------    ----------     ----------     ----------
Income (loss) before cumulative effect      41,346       43,494       (21,701)        75,731         31,757
 of a change in accounting
 principle............................
Cumulative effect on prior years of a           --           --            --             --             --
 change in accounting principle.......
                                        ----------   ----------    ----------     ----------     ----------
Net income (loss).....................  $   41,346   $   43,494    $  (21,701)    $   75,731     $   31,757
                                        ==========   ==========    ==========     ==========     ==========
Preferred dividends...................      (2,629)        (904)       (8,792)            --             --
                                        ----------   ----------    ----------     ----------     ----------
Net income (loss) available to common   $   38,717   $   42,590    $  (30,493)    $   75,731     $   31,757
 shareholders.........................
                                        ----------   ----------    ----------     ----------     ----------
Basic earnings (loss) per share (4)...  $     0.93   $     1.17    $    (0.75)    $     2.43     $     1.01
                                        ----------   ----------    ----------     ----------     ----------
Diluted earnings (loss) per             $     0.90   $     1.12    $    (0.75)    $     2.39     $     1.00
 share(4).............................
                                        ==========   ==========    ==========     ==========     ==========
Ratio of earnings to fixed                    4.7x         7.3x          1.8x          13.9x          31.5x
 charges(5)(6)........................
                                        ==========   ==========    ==========     ==========     ==========
OPERATING STATISTICS
Medical care ratio (health care
 services as a percent of premium
 revenue)
 Consolidated.........................       85.2%        84.5%         85.7%          84.5%          85.1%
 Commercial...........................       83.1%        83.2%         85.8%          82.8%          84.4%
 Government...........................       86.6%        85.4%         85.6%          85.6%          85.5%
Marketing, general and administrative        11.9%        11.6%         11.7%          12.4%          12.4%
 expenses as a percent of operating
 revenue..............................
Operating income......................        3.0%         3.9%          0.5%           1.7%           3.3%
Effective tax rate(7).................       48.5%        45.0%        136.1%          41.2%          39.9%


                                                    YEAR ENDED SEPTEMBER 30,
                                        -------------------------------------------------
                                         1996(2)        1995       1994(3)        1993
                                        ----------   ----------   ----------   ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Operating revenue.....................  $4,637,305   $3,731,022   $2,893,252   $2,221,073
Expenses:
 Health care services.................   3,872,747    3,077,135    2,374,258    1,850,469
 Other operating expenses.............     585,081      505,644      398,064      283,360
 Impairment, disposition,                   75,840           --           --           --
   restructuring and other charges....
 Office of Personnel Management             25,000           --           --           --
   charge.............................
                                        ----------   ----------   ----------   ----------
Operating income......................      78,637      148,243      120,930       87,244
Interest income, net..................      44,143       33,857       24,538       21,083
                                        ----------   ----------   ----------   ----------
Income before income taxes and             122,780      182,100      145,468      108,327
 cumulative effect of a change in
 accounting principle.................
Provision for income taxes............      50,827       74,005       60,875       45,631
                                        ----------   ----------   ----------   ----------
Income (loss) before cumulative effect      71,953      108,095       84,593       62,696
 of a change in accounting
 principle............................
Cumulative effect on prior years of a           --           --        5,658           --
 change in accounting principle.......
                                        ----------   ----------   ----------   ----------
Net income (loss).....................  $   71,953   $  108,095   $   90,251   $   62,696
                                        ==========   ==========   ==========   ==========
Preferred dividends...................          --           --           --           --
                                        ----------   ----------   ----------   ----------
Net income (loss) available to common   $   71,953   $  108,095   $   90,251   $   62,696
 shareholders.........................
                                        ----------   ----------   ----------   ----------
Basic earnings (loss) per share (4)...  $     2.31   $     3.69   $     3.30   $     2.30
                                        ----------   ----------   ----------   ----------
Diluted earnings (loss) per             $     2.27   $     3.62   $     3.22   $     2.25
 share(4).............................
                                        ==========   ==========   ==========   ==========
Ratio of earnings to fixed                   12.3x        17.5x        21.5x        23.5x
 charges(5)(6)........................
                                        ==========   ==========   ==========   ==========
OPERATING STATISTICS
Medical care ratio (health care
 services as a percent of premium
 revenue)
 Consolidated.........................       84.4%        83.6%        83.1%        84.1%
 Commercial...........................       83.1%        82.5%        80.5%        82.5%
 Government...........................       85.4%        84.3%        85.2%        85.6%
Marketing, general and administrative        12.4%        13.4%        13.6%        12.6%
 expenses as a percent of operating
 revenue..............................
Operating income......................        1.7%         4.0%         4.2%         3.9%
Effective tax rate(7).................       41.4%        40.6%        41.8%        42.1%

                                               AS OF MARCH 31,           AS OF DECEMBER 31,             AS OF SEPTEMBER 30,
                                           -----------------------   ---------------------------   -----------------------------
                                              1998         1997          1997           1996           1996            1995
                                           ----------   ----------   ------------   ------------   -------------   -------------
MEMBERSHIP DATA
Commercial...............................   2,688,200    2,829,100     2,790,000      1,451,500      1,434,500       1,216,100
Government (Medicare and Medicaid).......   1,000,300    1,019,400     1,001,100        593,600        596,200         541,000
                                           ----------   ----------    ----------     ----------     ----------      ----------
       Total membership..................   3,688,500    3,848,500     3,791,100      2,045,100      2,030,700       1,757,100
                                           ==========   ==========    ==========     ==========     ==========      ==========
BALANCE SHEET DATA
Cash and equivalents and marketable
 securities..............................  $1,162,345   $1,005,760    $1,545,382     $  962,482     $  700,093      $  811,525
       Total assets......................  $4,494,881   $4,729,255    $4,867,958     $1,561,472     $1,299,462      $1,385,372
Medical claims and benefits payable......  $  708,700   $  655,700    $  715,600     $  278,800     $  268,000      $  288,400
Long-term debt, excluding current
 maturities..............................  $1,041,195   $1,141,497    $1,011,234     $    1,370     $    5,183      $   11,949
Shareholders' equity.....................  $2,083,695   $2,102,318    $2,062,187     $  860,102     $  823,224      $  732,024

                                                AS OF SEPTEMBER 30,
                                           -----------------------------
                                               1994            1993
                                           -------------   -------------
MEMBERSHIP DATA
Commercial...............................      949,100         806,900
Government (Medicare and Medicaid).......      409,100         290,100
                                            ----------      ----------
       Total membership..................    1,358,200       1,097,000
                                            ==========      ==========
BALANCE SHEET DATA
Cash and equivalents and marketable
 securities..............................   $  710,608      $  437,231
       Total assets......................   $1,105,548      $  693,646
Medical claims and benefits payable......   $  302,900      $  255,000
Long-term debt, excluding current
 maturities..............................   $  101,137      $   21,821
Shareholders' equity.....................   $  413,358      $  319,294

---------------
(1) The three months ended March 31, 1997 and year ended December 31, 1997 results of operations include the results for FHP from February 14, 1997. The year ended December 31, 1997 results include $155 million of pretax charges ($129 million or $3.18 diluted loss per share, net of tax) for the impairment of long-lived assets, restructuring and certain other charges. Operating income as a percentage of operating revenue before pretax charges was 2.2 percent. Return on average shareholders' equity before pretax charges was 7.3 percent.

(2) The 1996 results of operations include $101 million of pretax charges ($62 million or $1.96 and $1.97 diluted loss per share, net of tax for the year ended September 30 and the twelve months ended December 31, respectively) for the impairment of long-lived assets, potential government claims, dispositions and certain restructuring charges. Operating income as a percentage of operating revenue before pretax charges for 1996 was 3.8 and
    3.9 percent, respectively, for the fiscal year ended September 30 and the twelve months ended December 31. Return on average shareholders' equity before pretax charges for the fiscal year ended September 30, 1996 and the twelve months ended December 31, 1996 was 17.2 percent and 17.0 percent, respectively.

(3) The 1994 results of operations reflect the cumulative effect on prior fiscal years of a change in accounting principle. Diluted earnings per share before cumulative effect of a change in accounting principle for the fiscal year ended September 30, 1994 was $3.02 per share. The cumulative effect of a change in accounting principle for the fiscal year ended September 30, 1994 was $0.20 per share. The fiscal year 1994 changes in net income and earnings per share before cumulative effect of a change in accounting principle are
    34.9 percent and 34.2 percent, respectively.

(4) Earnings per share have been restated to conform with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic earnings per share excludes the effect of all potentially dilutive securities. Diluted earnings per share includes the effect of the potentially dilutive securities. For the years ended September 30, 1993 through September 30, 1996 and for the three months and twelve months ended December 31, 1996 the current presentation of diluted earnings per share is identical to the Company's former presentation of primary earnings per share. The potentially dilutive securities were not included in the calculation of diluted loss per share for 1997 because they were anti-dilutive.

(5) For purposes of computing the ratio of earnings to fixed charges, earnings include income before fixed charges, provision for federal and state income taxes and cumulative effect of accounting change. Fixed charges consist of interest expense, including the interest component of capitalized leases, and that portion of operating lease expense which management believes is representative of the interest component of rental expense.

(6) Earnings for the year ended December 31, 1997, twelve months ended December 31, 1996 and the fiscal year ended September 30, 1996 include pretax charges of $155 million, $101 million and $101 million, respectively. Excluding these pretax charges for the year ended December 31, 1997, the twelve months ended December 31, 1996 and the fiscal year ended September 30, 1996, the ratio of earnings to fixed charges would have been 3.7x, 24.0x and 21.6x, respectively.

(7) Effective income tax rate includes the effect of non-deductible pretax charges.

                              DESCRIPTION OF NOTES

     The      % Senior Notes due 2008 of the Company (the "Notes") are to be
issued under an indenture to be dated as of June 1, 1998, as supplemented from time to time (the "Indenture"), between the Company, certain wholly owned subsidiaries of the Company and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "Trustee"). The form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. The statements made under this heading and under "Description of Debt Securities" in the Prospectus relating to the Notes and the Indenture are summaries of the provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms that are not otherwise defined in this Prospectus Supplement or the Prospectus.

GENERAL

     As of the date of this Prospectus Supplement, no Notes were outstanding under the Indenture. The Notes constitute a single series for purposes of the Indenture and are limited to $250,000,000 aggregate principal amount. The Notes
will bear interest from                     , 1998 at the rate per annum set
forth on the cover page hereof, which interest shall be payable semi-annually in
arrears on                     and                     of each year to the
holders of record at the close of business on the preceding
and                     , respectively, beginning on                     , 1998,
and will mature on                     , 2008. The Notes will be issued only in
fully registered form without coupons (to be deposited with the Depository referred to below) and in denominations of $1,000 and integral multiples thereof. The Notes will be unsecured obligations of the Company and will rank equally in right of payment with all senior unsecured indebtedness of the Company. The Notes will not be entitled to the benefit of any mandatory redemption or sinking fund.

GUARANTEES

     The obligations of the Company under the Notes will be guaranteed by certain subsidiaries of the Company to the extent and for the limited period of time described in the Prospectus. The Company and such subsidiaries are holding companies and are subject to certain restrictions on their ability to receive funds from their subsidiaries. See "Description of Debt Securities -- General;" "-- Subsidiary Guarantees."

OPTIONAL REDEMPTION

     The Notes will be redeemable, as a whole or in part, at any time, at the option of the Company on any date (a "Redemption Date") at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments thereon discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury
Rate plus      basis points, plus in either case accrued interest on the
principal amount being redeemed to such Redemption Date.

     "Comparable Treasury Issue" means the United States security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest from such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day next preceding such redemption date.

     "Reference Treasury Dealer" means each of BancAmerica Robertson Stephens, Chase Securities Inc., Citicorp Securities, Inc. and SBC Warburg Dillon Read Inc. and their respective successors and, at the option of the Company, additional Primary Treasury Dealers; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related Redemption Date but for such redemption; provided, however, that, if such Redemption Date is not an Interest Payment Date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such Redemption date.

     "Treasury Rate" means, with respect to any Redemption Date for the Notes, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time pursuant to an Optional Redemption, selection of such Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of a principal amount or principal amount at maturity, as the case may be, of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 90 days before the Redemption Date to each Holder of Notes to be redeemed as its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount or principal amount at maturity, as the case may be, thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the Redemption Date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited funds sufficient to pay the applicable Redemption Price with the Paying Agent for the Notes.

GLOBAL SECURITIES

     The Indenture provisions relating to Registered Global Securities described in the Prospectus under "Description of Debt Securities -- Global Securities" will be applicable to the Notes. The Notes will be issued in the form of a global security which will be deposited with or on behalf of the Depository and registered in the name of the its nominee.

     Redemption notices will be sent to the Depository. If less than all of the Notes are to be redeemed, the Depository's practice is to determine by lot the amount of the interest of each Direct Participant in such Notes to be redeemed.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading in the Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below.

                                                              PRINCIPAL
                        UNDERWRITER                            AMOUNT
                        -----------                           ---------
BancAmerica Robertson Stephens..............................  $
Chase Securities Inc........................................  $
Citicorp Securities, Inc....................................  $
SBC Warburg Dillon Read Inc.................................  $
                                                              --------
          Total.............................................  $
                                                              ========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but they are not obligated to do so and may discontinue such market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Underwriters may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase a security so long as bids do not exceed a specified maximum. Syndicate covering transactions would involve purchases of Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Notes to be higher than would otherwise be the case in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     Each of the Underwriters or their affiliates have from time to time provided, and may continue to provide, commercial banking and/or financial advisory services to the Company. The net proceeds to the Company from the sale of the Notes offered hereby will be used to repay a portion of the amount outstanding under the Credit Facility extended to the Company by a syndicate of commercial banking institutions for which the commercial banking affiliate of BancAmerica Robertson Stephens is Agent and affiliates of Chase Securities Inc. and Citicorp Securities, Inc. are Managing Agents. This offering is being conducted in conformance with the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD") applicable to offerings in which more than 10% of the net proceeds of the offering are to be paid to members of the NASD or affiliated or associated persons. See "Use of Proceeds."

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the issuance of the Notes offered by PacifiCare hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California. Certain matters in connection with the issuance of the Notes will be passed upon for the Underwriters by Mayer, Brown & Platt, Los Angeles, California.

PROSPECTUS


                        PACIFICARE HEALTH SYSTEMS, INC.

                             SENIOR DEBT SECURITIES


     PacifiCare Health Systems, Inc., a Delaware corporation ("PacifiCare" or the "Company"), may offer, from time to time, one or more series of its unsecured senior debt securities consisting of debentures, notes, bonds or other evidences of indebtedness (the "Debt Securities"). The Debt Securities offered by the Company may be offered separately, or together, in separate series, in amounts, at prices and on terms to be determined at the time of the offering and to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement") up to an aggregate principal amount of $250,000,000 (or if issued at an original issue discount, such greater amount as shall result in aggregate gross proceeds of $250,000,000).


     The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, the specific title, series, aggregate principal amount, maturity, interest rate (or manner of calculation thereof), time of payment of interest, form (which may be certificated or global), authorized denominations, terms for redemption at the option of the Company, terms for sinking fund payments and the initial public offering price.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and listing on a securities exchange, of the Debt Securities covered by such Prospectus Supplement.


     Unless otherwise specified in an accompanying Prospectus Supplement, the Debt Securities will be senior securities of the Company, ranking equally with all other senior unsecured indebtedness of the Company. Certain direct subsidiaries of the Company may guarantee the obligations of the Company under the Debt Securities.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Company may sell all or a portion of any offering of the Debt Securities directly to investors, through agents designated from time to time, or to or through underwriters or dealers. If any agents or any underwriters are involved in the sale of the Debt Securities, their names and any applicable purchase price, commission or discount arrangements between or among them will be set forth, or will be calculable from the information set forth in, the applicable Prospectus Supplement. See "Plan of Distribution." No Debt Securities will be offered or sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Debt Securities.


                 THE DATE OF THIS PROSPECTUS IS JUNE   , 1998.

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus or any Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized. Neither this Prospectus nor any Prospectus Supplement shall constitute an offer to sell or the solicitation of an offer to buy any of the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information incorporated by reference herein or therein is correct as of any time subsequent to the respective dates of this Prospectus and any Prospectus Supplement.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at the principal offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Room 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511, and at Room 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally the Commission maintains a website (http://www.sec.gov) that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission. The Series A Cumulative Convertible Preferred Stock and the Class A and Class B Common Stock of PacifiCare are traded on the Nasdaq National Market ("Nasdaq"). Reports, proxy statements and other information concerning PacifiCare can be inspected at the offices of Nasdaq.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Debt Securities. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Debt Securities, reference is made to the Registration Statement and the exhibits and schedules thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the above offices of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and are qualified in all respects by such reference.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated by reference into this Prospectus:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.


     3. The Company's Current Report on Form 8-K filed June 4, 1998.


     All reports and other documents subsequently filed by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all Debt Securities offered have been sold or which deregisters all Debt Securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the time of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herewith. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents that are incorporated herein by reference, other than exhibits to such documents not specifically incorporated by reference herein. Such requests should be addressed to: Investor Relations, Attn.: David Erickson, PacifiCare Health Systems, Inc., 3120 Lake Center Drive, Santa Ana, California 92704, telephone: (714) 825-5200.

                                  THE COMPANY


     PacifiCare(R) Health Systems, Inc. (the "Company" or "PacifiCare") is one of the nation's leading managed health care services companies, serving nearly
3.7 million health maintenance organization ("HMO") members in its commercial and government product lines as of March 31, 1998. Members join the Company's commercial plans primarily through employer groups while members of the Company's government programs are individual Medicare and Medicaid beneficiaries. On February 14, 1997, the Company acquired FHP International Corporation ("FHP") for a total purchase price, including transaction costs, of approximately $2.2 billion (the "FHP Acquisition").The Company's commercial and government membership substantially increased as a result of the FHP Acquisition. The FHP Acquisition has been accounted for as a purchase and the Company's consolidated results of operations include the results of FHP only from the date of the FHP Acquisition. Also during 1997, the Company consummated the sale of its Florida, Illinois and New Mexico subsidiaries and announced a proposed exit strategy for its Utah subsidiary, including its potential sale.


     The Company is also a leader in the management, development and marketing of diversified HMO products and related services. The Company operates HMOs in 10 states and Guam, and as of March 31, 1998, had a combined commercial HMO membership of nearly 2.7 million members. The Company's Secure Horizons(R) programs, which operate the largest Medicare risk programs in the United States (as measured by membership), had over 1.0 million members enrolled as of March 31, 1998. The Company believes that its Secure Horizons programs are attractive to Medicare beneficiaries because such programs provide a more comprehensive package of benefits than traditional Medicare and substantially reduce the members' administrative responsibilities.

     The Company believes that its ability to offer a comprehensive range of products and services, combined with its long-term relationships with health care providers, will enable the Company to respond effectively to the changing needs of the health care marketplace.


     In connection with the FHP Acquisition, the Company entered into a $1.5 billion credit facility with a syndicate of commercial banks for which Bank of America, NT&SA is agent (the "Credit Facility"). The interest rate under the Credit Facility is presently based on the London Interbank Offering Rate plus a spread, with the average interest rate under the Credit Facility at March 31, 1998 being approximately six percent. As of March 31, 1998, the Company had $940 million outstanding under the Credit Facility. The terms of the Credit Facility require mandatory reductions of its outstanding principal balance beginning January 1999 with a final maturity on January 1, 2002. Such terms would not require a reduction below the current $940 million outstanding principal balance until July 1, 2001.


     The Company's principal executive offices are located at 3120 Lake Center Drive, Santa Ana, California 92704 and its telephone number is (714) 825-5200.

                                USE OF PROCEEDS


     Unless otherwise set forth in the applicable Prospectus Supplement, all net proceeds from the sale of the Debt Securities will be used to prepay a portion of the amount outstanding under the Credit Facility.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. The ratio reflects the historical results of the Company, excluding FHP, for all periods prior to 1997. For 1997, the ratio includes FHP results from February 14, 1997.

                                                                          (TRANSITION
                                                                            PERIOD)
                                                              TWELVE         THREE
                            THREE MONTHS                      MONTHS         MONTHS
                                ENDED        YEAR ENDED       ENDED          ENDED               YEAR ENDED SEPTEMBER 30,
                              MARCH 31,     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   ----------------------------------------
                            1998    1997      1997(1)        1996(1)          1996        1996(1)      1995      1994      1993
                            -----   -----   ------------   ------------   ------------   ----------   -------   -------   -------
Ratio of earnings to fixed
  charges(2)..............   4.7x    7.3x       1.8x           13.9x          31.5x         12.3x      17.5x     21.5x     23.5x
                            =====   =====      =====          ======         ======        ======     ======    ======    ======

---------------

(1) Earnings for the year ended December 31, 1997, twelve months ended December 31, 1996 and the fiscal year ended September 30, 1996 include pretax charges of $155 million, $101 million and $101 million, respectively. Excluding these pretax charges for the year ended December 31, 1997, the twelve months ended December 31, 1996 and the fiscal year ended September 30, 1996, the ratio of earnings to fixed charges would have been 3.7x, 24.0x and 21.6x, respectively.

(2) For purposes of computing the ratio of earnings to fixed charges, earnings include income before fixed charges, provision for federal and state income taxes and cumulative effect of accounting change. Fixed charges consist of interest expense, including the interest component of capitalized leases, and that portion of operating lease expense which management believes is representative of the interest component of rental expense.

                         DESCRIPTION OF DEBT SECURITIES


GENERAL



     The Debt Securities are to be issued under an Indenture, as amended or supplemented from time to time (the "Indenture"), between the Company, certain wholly owned subsidiaries of the Company and Chase Manhattan Bank and Trust Company, National Association, as trustee (the "Trustee"). A form of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.



     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture, including the definitions therein of certain terms and with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such sections or defined terms are incorporated by reference herein or therein, as the case may be.



     The Company is a holding company, conducting its operations through its operating subsidiaries. Accordingly, the Company's ability to service the Debt Securities is dependent, in part, on its ability to obtain funds from the Company's subsidiaries. The subsidiaries pay fees for management services rendered by the Company to the subsidiaries and cash dividends. Most of the subsidiaries of the Company are subject to HMO or insurance regulations and are subject to supervision by one or more HMO or insurance regulators. Subsidiaries subject to regulation may be required to satisfy minimum equity, capital, deposit and/or reserve requirements. These requirements, which limit the ability of the Company's subsidiaries to transfer funds to the Company, may impact the amount of funds that may be paid by the subsidiaries to the Company. In addition, the rights of the Company and the rights of its creditors, including Holders of the Debt Securities, to participate in any distribution of the assets of a subsidiary upon the liquidation or recapitalization of such subsidiary will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company itself may be a creditor with recognized claims against the subsidiary. Accordingly, Holders of the Debt Securities may be deemed to be effectively subordinated to such claims. In connection with the FHP Acquisition, the Company's California health plans provided undertakings to the California Department of Corporations. As part of these undertakings, the California plans are required to describe to all future holders of indebtedness that: (i) the plans would not upstream funds in any manner, if such action would cause the plans to be out of compliance with their tangible net equity requirements, would result in insufficient working capital or cash flows necessary to provide for the retirement of existing or proposed indebtedness of the plans or affect the plans' ability to provide health care services; (ii) the plans would not guarantee, cosign, assume or pledge any assets or stock to secure any portion of the Credit Facility or any future indebtedness of the Company; (iii) the plans would not lend any money to the Company without an evaluation by independent financial accountants establishing the value of the loan to be equal to the amount shown in the plan's financial statements; and (iv) any indebtedness of the plans to the Company may be subordinated to the plans' obligations under California laws and regulations.



     The covenants in the Indenture will not necessarily afford the Holders of the Debt Securities protection in the event of a decline in the Company's credit quality resulting from highly leveraged or other transactions involving the Company.



     The Indenture provides that separate series of Debt Securities may be issued under the Indenture from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301). The Debt Securities are to have such terms and provisions which are not inconsistent with the Indenture, including as to maturity, principal and interest, as the Company may determine. Except as provided in Section 1006, the Debt Securities will be unsecured obligations of the Company, will rank on a parity with all other senior unsecured indebtedness of the Company and, if so provided in a Prospectus Supplement, will be guaranteed by certain subsidiaries of the Company to the extent and for the limited period of time described under "Subsidiary Guarantees" below.


     The applicable Prospectus Supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities: (1) the title of such Debt Securities;
(2) any limit on the aggregate principal amount of the particular series of Debt Securities; (3) the date or dates on which the principal of any of such Debt Securities will be payable or the method by which such date or dates will be determined or extended; (4) the rate or rates at which any of such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date, or the method by which such date or dates shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months; (5) the place or places where the principal of, and any premium and interest on any of such Debt Securities will be payable; (6) the period or periods within which, the price or prices at which and the terms and conditions upon which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company and the manner in which any election by the Company to redeem such Debt Securities shall be evidenced (if other than by a Board Resolution); (7) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (8) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (9) if the amount of principal of, or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (10) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (11) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined); (12) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof or the method by which such portion shall be determined;
(13) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);
(14) any variation from the application of the provisions of the Indenture described under "Defeasance and Covenant Defeasance -- Defeasance and Discharge" or "Defeasance and Covenant Defeasance -- Defeasance of Certain Covenants" or under both such captions and the manner in which any election of the Company to defease such Debt Securities shall be evidenced (if other than by a Board Resolution); (15) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Securities in addition to or in lieu of the legend referred to under "Form, Exchange and Transfer -- Global Securities" and, if different from those described under such caption, any circumstances under which any such Global Securities may be exchanged in whole or in part for Debt Securities registered, and any transfer of such Global Securities in whole or in part may be registered, in the name of Persons other than the Depositary for such Global Securities or its nominee; (16) whether any of such Debt Securities will be subject to certain optional interest rate reset provisions; (17) whether any of such Debt Securities will be subject to certain optional extension of maturity provisions; (18) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders of any such Debt Securities to declare the principal amount of any of such Debt Securities and any change in the right of the Trustee or the Holders of any of such Debt Securities to declare the principal amount thereof due and payable; (19) any addition to or change in the covenants in the Indenture applicable to any of such Debt Securities; (20) whether such Debt Securities shall be guaranteed as herein described; and (21) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 301).


     Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount may be described in the applicable Prospectus Supplement. In addition, special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable Prospectus Supplement.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302).

     At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305).

     Subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration at transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305). The Company may from time to time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section
1002).

     If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of, or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of, or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305).

GLOBAL SECURITIES


     To the extent provided in an applicable Prospectus Supplement, some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Unless otherwise provided in the Prospectus Supplement, the Global Security representing Debt Securities will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), or other successor depository appointed by the Company (DTC or such other depository is herein referred to as the "Depository") and registered in the name of a nominee of the Depository and such Global Security will bear a legend regarding the restrictions on exchange and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture. Unless otherwise provided in the Prospectus Supplement, Debt Securities will not be issued in definitive form.


     Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depository for such Global Security or any nominee of such Depository unless (i) the Depository has notified the Company that it is unwilling or unable to continue as Depository for such Global Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depository may direct. (Sections 204 and 305).

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation' within the meaning of the New York Uniform Commercial Code and a "clearing agency," registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear securities transactions through or maintain a custodial relationship with a Direct Participant either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.


     Upon the issuance by the Company of Debt Securities represented by a Global Security, purchases of Debt Securities under the DTC System must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debt Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.


     So long as the Depository for the Global Security, or its nominee, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as described above, Beneficial Owners will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

     To facilitate subsequent transfers, all Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to any Debt Securities. Under its usual procedures, DTC mails an Omnibus Proxy to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments of principal of, and interest, if any, on the Debt Securities represented by the Global Security registered in the name of the Depository or its nominee will be made by the Company through the Trustee under the Indenture or a paying agent (the "Paying Agent"), which may also be the Trustee under the Indenture, to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee, nor the Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised that DTC will credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any such statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such Interest. (Section 307).

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of, and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in New York, New York will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002).

     Any money paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest, as the case may be, has become due and payable may be repaid to the Company at the Company's request. (Section 1003).

COVENANTS

CONSOLIDATION, MERGER AND SALE OF ASSETS


     The Indenture provides that the Company shall not consolidate with or merge with, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "Successor Person"), and shall not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the Company is the continuing and surviving entity or the Successor Person is a corporation, partnership, trust, or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indenture and (ii) immediately after giving effect to the transaction (and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of such transaction as having been incurred at the time of such transaction), no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing. (Section 801). The Indenture provides similar covenants with respect to the Subsidiary Guarantors, except that transactions between the Subsidiary Guarantors and the Company (or with each other) are freely permitted. If such a transaction results in the release of all other guarantees of debt of the Company, the Subsidiary Guarantors (or their successors) will be released from any guarantees of any series of Debt Securities. (Sections 803 and 1507).


LIMITATION ON LIENS


     The Indenture provides that the Company shall not, and shall not permit any Restricted Subsidiary of the Company, to create or suffer to exist any Lien on property or assets of the Company or such Subsidiary in connection with incurring Debt without making effective provision whereby all of the Debt Securities are equally and ratably secured with such borrowing, subject to the following exceptions: (a) Liens upon or in the property acquired or existing in such property at the time of acquisition, or in the case of an entity which becomes a Subsidiary of the Company, existing with respect to its property at the time it becomes a Subsidiary; (b) with respect to any series of Debt Securities, Liens existing on the date of issuance of such series; (c) Liens created by a Restricted Subsidiary as security for Debt owing to the Company or any Restricted Subsidiary; (d) Liens otherwise prohibited by the covenant in the Indenture relating to Liens, securing Debt which, together with the aggregate outstanding principal amount of all other Debt of the Company and its Restricted Subsidiaries which is secured by Liens that would otherwise be subject to such covenant and the Attributable Debt of Sale and Leaseback Transactions effected in accordance with this clause (d) does not exceed the greater of (A) $50,000,000 or (B) 15% of Consolidated Net Tangible Assets; (e) Liens resulting from the deposit of funds or evidences of indebtedness in trust for the purpose of defeasing indebtedness of the Company or any of its Subsidiaries, (f) Liens securing obligations pursuant to hedging transactions, including rate swaps, basis swaps, forward rate transactions, commodity swaps and options, foreign exchange transactions, cap, collar and floor transactions, currency swap transactions and the like, and (g) any extension, renewal or refunding of any Liens referred to in the foregoing clauses; provided, however, that in the case of this clause (g), the principal amount of Debt secured thereby shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding. (Section 1006).

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS


     The Indenture provides that the Company shall not, and the Company shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless: (i) immediately prior to entering into such Sale and Leaseback Transaction, the Company or such Restricted Subsidiary could create a Lien on the property that is to be the subject of the Sale and Leaseback Transaction in an amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction without thereby causing an Event of Default, or (ii) an amount equal to the greater of the net proceeds of such Sale and Leaseback Transaction and the fair value (as determined by the Board of Directors) of the property that is to be the subject thereof is used (x) to reduce the Debt of the Company or any Subsidiary having an original term to maturity of twelve months or greater or (y) to purchase assets for use in the same line of business as that which the property that is the subject of the Sale and Leaseback Transaction was used by the Company or the Restricted Subsidiary in each case referred to in the preceding clauses (x) and (y) within 180 days after the effective date of the sale of the property in the Sale and Leaseback Transaction. (Section 1007).


EVENTS OF DEFAULT


     Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of, or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Securities of that series when due, and continuance of such failure to make payment for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of the applicable series; (d) failure to perform, or breach of, any other covenant or warranty of the Company or any Subsidiary Guarantor in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than the applicable series), continued for 90 days after written notice has been given to the Company or any applicable Subsidiary Guarantor by the Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series, as provided in the Indenture; (e) a final judgment, decree or order for the payment of money in excess of $75,000,000 is rendered against the Company or any subsidiary and remains unsatisfied and in effect for 90 days without a stay of execution; (f) a default occurs under any instrument or instruments (including the Indenture) under which there is at the time outstanding, or by which there may be secured or evidenced, any Debt of the Company or any subsidiary or any guarantee of payment by the Company or any subsidiary of any obligation of any Person, which default results in acceleration of, or the nonpayment at maturity (after giving effect to any applicable grace period) of, such Debt or guarantee in an aggregate amount exceeding $75,000,000 and such default is not cured or waived, and such acceleration has not been rescinded or annulled, within 30 days after receipt by the Company of notice as provided in the Indenture; and (g) certain events involving bankruptcy, insolvency or reorganization. (Section 501).



     If an Event of Default (other than an Event of Default described in clauses
(d) or (f) above that is applicable to all Outstanding Debt Securities) with respect to the Debt Securities of any series at the time Outstanding Debt shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clauses (d) or (f) of the preceding paragraph that is applicable to all Outstanding Debt Securities shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of all the Debt Securities then outstanding (treated as one class) by notice as provided in the Indenture may declare the principal amount (or, if any Debt Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities then Outstanding to be due and payable immediately. After any such acceleration of a series, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount) have been cured or waived as provided in the Indenture. (Section 502). For information as to waiver or defaults, see "Modification and Waiver."

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512).

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding and
(iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508).

     The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004).


SUBSIDIARY GUARANTEES



     If provided in an applicable Prospectus Supplement, the obligations of the Company to pay the principal of, premium, if any, and interest on any series of Debt Securities will be guaranteed by PacifiCare Operations, Inc. ("PACO") and FHP, each a direct, wholly-owned subsidiary of the Company and, under circumstances described in the Indenture, other Subsidiaries (the "Subsidiary Guarantors"). PACO and FHP have also guaranteed the obligations of the Company under the Credit Facility. The terms of the Subsidiary Guarantees will be substantially the same as the guarantees provided by PACO and FHP with respect to the Company's obligations under the Credit Facility and are intended solely to cause the Company's obligations to pay principal, premium, if any, and interest on any series of Debt Securities to be pari passu with the Company's obligations under the Credit Facility. Accordingly, the Subsidiary Guarantees will terminate when the guarantees relating to the Credit Facility (and if there should be any, guarantees of any other Debt of the Company) terminate or are released for any reason. The termination date of the guarantees of the Credit Facility is January 1, 2002, which date may be extended under certain circumstances. The Subsidiary Guarantors have not guaranteed any other obligations of the Company, nor have any other subsidiaries of the Company provided guarantees with respect to the Company's obligations under the Credit Facility or with respect to any series of Debt Securities.



     The Subsidiary Guarantees are intended to be general unsecured joint and several obligations of each respective Subsidiary Guarantor ranking pari passu in right of payment with all existing and future senior unsecured indebtedness of such Subsidiary Guarantor. (Section 1502).



     The Indenture provides that if any direct or indirect Subsidiary of the Company guarantees or becomes primarily obligated with respect to any Debt of the Company, other than the Debt Securities, at any time subsequent to the date on which any Debt Securities are originally issued, then the Company will cause the Debt Securities to be equally and ratably guaranteed by such Subsidiary, which will thereupon become a Subsidiary Guarantor. (Section 1506(a)) The Indenture also provides that a Subsidiary Guarantor may be released from its Subsidiary Guarantee obligations if such Subsidiary Guarantor is not a guarantor of, or primary obligor under any Debt of the Company other than the Debt Securities, provided that no Event of Default under the Indenture has occurred and is continuing. (Section 1507).



     Although Holders of the Debt Securities will be direct creditors of the Subsidiary Guarantors by virtue of the Subsidiary Guarantees, existing or future creditors of the Subsidiary Guarantors, a trustee in bankruptcy, or a Subsidiary Guarantor as debtor-in-possession could seek to avoid or subordinate the Subsidiary Guarantees under federal or state fraudulent conveyance laws if it were successful in establishing that (i) the Subsidiary Guarantees were incurred with intent to hinder, delay or defraud any present or future creditor, or (ii) the Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing the Subsidiary Guarantees and that it (a) was insolvent at the time of the issuance, (b) was rendered insolvent by reason of the issuance, (c) was engaged in a business or a transaction for which it had unreasonably small capital, or (d) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured. Among other things, a legal challenge of the Subsidiary Guarantees on fraudulent conveyance grounds may focus on the benefits, if any, realized by a Subsidiary Guarantor as a result of the issuance by the Company of the Debt Securities guaranteed. To the extent the Subsidiary Guarantees were avoided as fraudulent conveyances or held unenforceable for any other reason, the Holders of the Debt Securities guaranteed would cease to have any claim in respect of a Subsidiary Guarantor, would be creditors solely of the Company, and might be required to return all amounts received pursuant to the avoided Subsidiary Guarantees. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a company may be considered insolvent for such purposes if the sum of its debts is greater than all of its property at a fair valuation, or if the present fair saleable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured.



     The obligations of each Subsidiary Guarantor are limited to such maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. (Section 1503)



     Rights of subrogation under the Subsidiary Guarantees will be subordinated to the prior right of holders of the Securities to be paid in full. (Section 1502(e))



     The Company has provided in its Current Report on Form 8-K filed June 4, 1998 and incorporated herein by reference certain consolidating condensed financial statements relating to the Subsidiary Guarantors (on an aggregate basis) but has not provided full financial statements of the Subsidiary Guarantors because management has determined that such information would not be material to investors in view of (i) the limited purpose for which the Subsidiary Guarantees are to be provided and (ii) the fact that the aggregate consolidated assets, liabilities, earnings and equity of the Subsidiary Guarantors comprise substantially all of the Company's consolidated assets, liabilities, earnings and equity. The Subsidiary Guarantors are themselves holding companies, rather than operating companies, and most of their subsidiaries are subject to HMO or insurance regulations. The subsidiaries that are subject to regulation may be required to satisfy minimum equity, capital, deposit and/or reserve requirements. These requirements, which limit the ability of the subsidiaries of the Subsidiary Guarantors to transfer funds to the Subsidiary Guarantors, may impact the amount of funds that may be paid by the subsidiaries to the Subsidiary Guarantors. In addition, the rights of the Subsidiary Guarantors and the rights of their creditors, including Holders of the Debt Securities, to participate in any distribution of the assets of a subsidiary upon the liquidation or recapitalization of such subsidiary will be subject to the prior claims of the subsidiary's creditors, except to the extent that a Subsidiary Guarantor itself may be a creditor with recognized claims against the subsidiary. Accordingly, Holders of the Debt Securities may, notwithstanding the existence of the Subsidiary Guarantees, be deemed to be effectively subordinated to such claims.

AMENDMENT, MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal, of or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on, or with respect to, any Debt Security, (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (h) make certain modifications to such provisions with respect to modification and waiver. (Section 902).

     The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series may waive any past default or compliance with certain restrictive provisions under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Sections 513 and 1010).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of Original Issue Discount Security that will be deemed to be Outstanding will be the amount or the principal thereof that would be due and payable as of such date upon acceleration of the maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity or a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whom payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1402, will not be deemed to be Outstanding. (Section 101).

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if the Trustee set the record date) and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104).

DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise provided in the applicable Prospectus Supplement, the provisions of Section 1402, relating to defeasance and discharge of indebtedness, or Section 1403, relating to defeasance of certain restrictive covenants in the Indenture, shall apply to the Debt Securities of any series or to any specified part of a series. (Section 1401).


     Defeasance and Discharge. Section 1402 of the Indenture provides that the Company and the Subsidiary Guarantors will be discharged from all of its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold monies for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result or such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1402 and 1404).



     Defeasance of Certain Covenants. Section 1403 of the Indenture provides that, in certain circumstances, the Company and the Subsidiary Guarantors may omit to comply with certain restrictive covenants, including those described under "Certain Covenants," and any that may be described in the applicable Prospectus Supplement, and that in those circumstances the occurrence of certain Events of Default, which are described above (with respect to such restrictive covenants) in clause (d) in the first paragraph under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event that the Company were to exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but might not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1403 and 1404).


NOTICES

     Notice to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106).

CERTAIN DEFINITIONS

     "Attributable Debt" means, as to any particular lease under which any person is liable as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such lease compounded semi-annually, including any termination penalty in the case of a lease terminable by the lessee.

     "Business Day", when used with respect to any Place of Payment, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or executive order to close.

     "Consolidated Net Tangible Assets" means, with respect to the Company, the total amount of assets (less applicable valuation allowances) after deducting
(a) all current liabilities (excluding the amount of liabilities which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and
(b) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and determined on a consolidated basis in accordance with generally accepted accounting principles.

     "Debt" means indebtedness for money borrowed.

     "Lien" means any mortgage, pledge, lien or any other encumbrance.


     "Maturity", when used with respect to any Debt Security, means the date on which the principal of such Debt Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.


     "Restricted Subsidiary" means, at any time, each Subsidiary which has guaranteed any series of Securities and any Subsidiary having at such time either (i) gross revenues for the preceding four fiscal quarter periods in excess of 5% of the consolidated gross revenues of the Company and its Subsidiaries or (ii) total assets, as of the last day of the preceding fiscal quarter, in excess of 5% of the consolidated total assets of the Company and its Subsidiaries, in each case, based upon the Company's most recent annual or quarterly financial statements.

     "Sale and Leaseback Transaction" means any arrangement with any person pursuant to which the Company or any Subsidiary leases any material property that has been or is to be sold or transferred by the Company or the Subsidiary to such person, other than (a) leases for a term, including renewals at the option of the lessee, of not more than three years, (b) leases between the Company and a Subsidiary or between Subsidiaries, and (c) leases of material property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation, of such material property.

     "Stated Maturity", when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable."


     "Subsidiary" means (i) a corporation more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries and (ii) any partnership, limited liability company or other entity more than 50% of the ownership interest having ordinary voting power of which is at the time so owned. For the purposes of this definition, "securities having ordinary voting power" means stock and other securities which ordinarily have voting power for the election of directors, or persons having management power with respect to such entity, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.



     "Subsidiary Guarantee" means any guarantee of Debt Securities by any Subsidiary Guarantor in accordance with the provisions described under "Subsidiary Guarantees" above.



     "Subsidiary Guarantor" means each of PACO and FHP, any other direct or indirect Subsidiary of the Company that may become required to deliver a Subsidiary Guarantee pursuant to the provisions described under "Subsidiary Guarantees" above and each of their respective successors and assigns, but excluding any Subsidiary released from its Subsidiary Guarantee pursuant to the terms of the Indenture.

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 309).

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws or the State of New York. (Section 112).

INFORMATION REGARDING THE TRUSTEE

     Affiliates of the Trustee, Chase Manhattan Bank and Trust Company, National Association, have lending and other customary banking relationships with the Company.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (i) through an underwriter or underwriters, (ii) through dealers, (iii) through agents, (iv) directly to purchasers, including affiliates of the Company, or (v) through a combination of any such methods of sale. The applicable Prospectus Supplement will set forth the terms of the offerings of any Debt Securities, including the method of distribution, the name or names of any underwriters, dealers or agents, any managing underwriter or underwriters, the purchase price of the Debt Securities and the proceeds to the Company from the sale, any underwriting discounts, agency fees and other items constituting underwriters' compensation and any discount or concessions allowed or reallowed to dealers which may be changed from time to time. The expected time of delivery of the Debt Securities in respect of which this Prospectus is delivered will be set forth in the applicable Prospectus Supplement.

     If underwriters are used in the sale of the Debt Securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Debt Securities will be obligated to purchase all such Debt Securities if any are purchased. In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Underwriters, agents or dealers participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Debt Securities may be sold in one or more transactions either at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company may also offer and sell the Debt Securities in exchange for one or more of its outstanding issues of debt or convertible debt securities or in the satisfaction of indebtedness.

     Underwriters, agents or dealers who participate in the distribution of Debt Securities may be entitled, under agreements which may be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Act, or to contribution by the Company to payments that such underwriters, dealers or agents or any of their controlling persons may be required to make in respect thereof. Underwriters, agents or dealers may be customers of, engage in transactions with or perform services for the Company or subsidiaries of the Company in the ordinary course of business.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the Prospectus

Supplement. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement. The Prospectus Supplement will also set forth the commissions payable for solicitation of such contracts.

     Offers to purchase Debt Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto. Except as set forth in the applicable Prospectus Supplement, no director, officer or employee of the Company will solicit or receive a commission with direct sales by the Company of the Debt Securities, although such persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any such direct sales.

                                 LEGAL MATTERS

     The validity of the issuance of the Debt Securities offered by PacifiCare hereby will be passed upon for the Company by Cooley Godward LLP, Palo Alto, California. Certain matters in connection with the issuance of the Debt Securities will be passed upon for the underwriters, dealers or agents, if any, by Mayer, Brown & Platt, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of PacifiCare included in PacifiCare's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

=========================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE OFFERED DEBT SECURITIES IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AND AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES SINCE THE RESPECTIVE DATES OF THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT.

                            ------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                           PAGE
                                           ----
Business.................................   S-4
Use of Proceeds..........................   S-9
Capitalization...........................  S-10
Selected Historical and Operating Data...  S-11
Description of Notes.....................  S-13
Underwriting.............................  S-15
Legal Matters............................  S-15

                  PROSPECTUS
Available Information....................     2
Incorporation of Certain Documents by
  Reference..............................     2
The Company..............................     4
Use of Proceeds..........................     4
Ratio of Earnings to Fixed Charges.......     5
Description of Debt Securities...........     6
Plan of Distribution.....................    18
Legal Matters............................    19
Experts..................................    19

=========================================================
======================================================

                                PacifiCare Logo

                                  $250,000,000

                                    % SENIOR NOTES
                                    DUE 2008
                               -----------------

                                   PROSPECTUS
                                   SUPPLEMENT
                                 JUNE   , 1998

                               -----------------
                         BANCAMERICA ROBERTSON STEPHENS
                             CHASE SECURITIES INC.
                           CITICORP SECURITIES, INC.
                          SBC WARBURG DILLON READ INC.
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


Securities and Exchange Commission Registration Fee.........  $ 73,750
Rating Agency Fees..........................................   162,500
Printing and Engraving......................................    70,000
Legal Fees and Expenses (other than Blue Sky)...............   100,000
Blue Sky Fees and Expenses..................................    20,000
Accounting Fees and Expenses................................    40,000
Trustee Fees and Expenses...................................    10,000
Miscellaneous...............................................    30,000
                                                              --------
          Total.............................................  $506,250
                                                              ========


     All of the above items except the registration fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Under Section 145 of the Delaware General Corporation Law, the Registrant, PACO and FHP (together, the "Additional Registrants") have broad powers to indemnify their directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Act"). The Registrant's and the Additional Registrants' bylaws provide that the Registrant and the Additional Registrants will indemnify their respective directors and officers to the maximum extent consistent with the provisions of the Delaware General Corporation Law.



     In addition, the Registrant's and PacifiCare Operations, Inc.'s Certificate of Incorporation provides that, and, in the case of FHP International Corporation its Bylaws provide that, pursuant to Delaware law, their directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and the Additional Registrants and their stockholders. This provision in the Certificates of Incorporation or Bylaws, as the case may be, does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of such director's duty of loyalty to the Registrant and the Additional Registrants, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for actions leading to improper personal benefit to such director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.



     The Registrant maintains a policy providing directors' and officers' liability insurance, which insures directors and officers of the Registrant and the Additional Registrants in certain circumstances.



     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant and the Additional Registrants pursuant to the foregoing provisions, the Registrant and the Additional Registrants have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

(a) EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Underwriting Agreement*
 4.1      Form of Indenture to be dated as of June 1, 1998, between
          PacifiCare Health Systems, Inc., the Subsidiary Guarantors
          named therein and Chase Manhattan Bank and Trust Company,
          National Association, as trustee
 5.1      Opinion of Cooley Godward LLP
12.1      Statement re: Computation of Ratio of Earnings to Fixed
          Charges*
23.1      Consent of Ernst & Young LLP
23.2      Consent of Cooley Godward LLP (included in Exhibit 5.1)
24.1      Power of Attorney of the Registrant*
24.2      Power of Attorney of PacifiCare Operations, Inc. (appears on signature page)
24.3      Power of Attorney of FHP International Corporation (appears on signature page)
25.1      Statement of Eligibility and Qualification on Form T-1 of
          Chase Manhattan Bank and Trust Company, National
          Association, as trustee, under the Trust Indenture Act*


---------------

* Previously filed


ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file during any period in which offers or sales are being made a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any fact or events arising after the effective date of the registrations statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;


             (ii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on this 3rd day of June, 1998.


                                          PACIFICARE HEALTH SYSTEMS, INC.


                                          By: /s/ ALAN R. HOOPS


                                            ------------------------------------
                                            Alan R. Hoops
                                            Title:  President and Chief
                                                    Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                SIGNATURE                                     TITLE                         DATE
                ---------                                     -----                         ----

                    *                                 Chairman of the Board             June 3, 1998
------------------------------------------
            Terry O. Hartshorn

            /s/ ALAN R. HOOPS               President and Chief Executive Officer and   June 3, 1998
------------------------------------------    Director (Principal Executive Officer)
              Alan R. Hoops

                    *                           Executive Vice President and Chief      June 3, 1998
------------------------------------------    Financial Officer (Principal Financial
             Wayne B. Lowell                                 Officer)

                    *                        Vice President and Corporate Controller    June 3, 1998
------------------------------------------        (Principal Accounting Officer)
            Mary C. Langsdorf

                    *                                        Director                   June 3, 1998
------------------------------------------
             Jack R. Anderson

                    *                                        Director                   June 3, 1998
------------------------------------------
              Craig T. Beam

                    *                                        Director                   June 3, 1998
------------------------------------------
            Richard M. Burdge

                    *                                        Director                   June 3, 1998
------------------------------------------
             Bradley C. Call

                    *                                        Director                   June 3, 1998
------------------------------------------
            David R. Carpenter

                    *                                        Director                   June 3, 1998
------------------------------------------
              Gary L. Leary

                    *                                        Director                   June 3, 1998
------------------------------------------
              David A. Reed

                SIGNATURE                                     TITLE                         DATE
                ---------                                     -----                         ----
                    *                                        Director                   June 3, 1998
------------------------------------------
          Warren E. Pinckert II

                                                             Director                   June 3, 1998
------------------------------------------
              Lloyd E. Ross

                    *                                        Director                   June 3, 1998
------------------------------------------
             Jean Bixby Smith

           *By: /s/ ALAN HOOPS                                                          June 3, 1998
   ------------------------------------
                Alan Hoops
             Attorney-in-fact

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California on this 3rd day of June 1998.



                                          PACIFICARE OPERATIONS, INC.



                                          By: /s/ ALAN R. HOOPS


                                            ------------------------------------

                                            Alan R. Hoops


                                            Title: President and Chief Executive
                                              Officer



                               POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENT, that each of the undersigned whose signature appears below constitutes and appoints Alan R. Hoops, Wayne B. Lowell and Joseph
S. Konowiecki and each of them (with full power of each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and on his behalf, and in his name, place and stead, in any all capacities to execute and sign any and all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the Registrant hereby confers like authority on its behalf.



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                SIGNATURE                                     TITLE                         DATE
                ---------                                     -----                         ----

            /s/ ALAN R. HOOPS               President and Chief Executive Officer and   June 3, 1998
------------------------------------------    Director (Principal Executive Officer)
              Alan R. Hoops

           /s/ WAYNE B. LOWELL                      Executive Vice President,           June 3, 1998
------------------------------------------     Chief Financial Officer and Director
             Wayne B. Lowell                      (Principal Financial Officer)

          /s/ MARY C. LANGSDORF              Vice President and Corporate Controller    June 3, 1998
------------------------------------------        (Principal Accounting Officer)
            Mary C. Langsdorf

         /s/ JOSEPH S. KONOWIECKI            General Counsel, Secretary and Director    June 3, 1998
------------------------------------------
           Joseph S. Konowiecki

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California on this 3rd day of June 1998.



                                          FHP INTERNATIONAL CORPORATION



                                          By: /s/ ALAN R. HOOPS


                                            ------------------------------------

                                            Alan R. Hoops


                                            Title: President and Chief Executive
                                              Officer



                               POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENT, that each of the undersigned whose signature appears below constitutes and appoints Alan R. Hoops, Wayne B. Lowell and Joseph
S. Konowiecki and each of them (with full power of each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and on his behalf, and in his name, place and stead, in any all capacities to execute and sign any and all amendments or post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the Registrant hereby confers like authority on its behalf.



     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                SIGNATURE                                     TITLE                         DATE
                ---------                                     -----                         ----

            /s/ ALAN R. HOOPS                  President and Chairman of the Board      June 3, 1998
------------------------------------------        (Principal Executive Officer)
              Alan R. Hoops

           /s/ WAYNE B. LOWELL                 Chief Financial Officer and Director     June 3, 1998
------------------------------------------        (Principal Financial Officer)
             Wayne B. Lowell

          /s/ MARY C. LANGSDORF                        Corporate Controller             June 3, 1998
------------------------------------------        (Principal Accounting Officer)
            Mary C. Langsdorf

         /s/ JOSEPH S. KONOWIECKI                     Secretary and Director            June 3, 1998
------------------------------------------
           Joseph S. Konowiecki

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Underwriting Agreement.*
 4.1      Form of Indenture, to be dated as of June 1, 1998, between
          PacifiCare Health Systems, Inc., the Subsidiary Guarantors
          named therein and Chase Manhattan Bank and Trust Company,
          National Association, as trustee.
 5.1      Opinion of Cooley Godward LLP.
12.1      Statement re: Computation of Ratio of Earnings to Fixed
          Charges.*
23.1      Consent of Ernst & Young LLP.
23.2      Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1      Power of Attorney of the Registrant*.
24.2      Power of Attorney of Pacific Operations, Inc. (appears on
          the signature page).
24.3      Power of Attorney of FHP International Corporation (appears on the signature page).
25.1      Statement of Eligibility and Qualifications on Form T-1 of
          Chase Manhattan Bank and Trust Company, National
          Association, as trustee under the Trust Indenture Act.*


---------------

* Previously filed